NATIONAL TAX CREDIT PARTNERS, L.P.
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

July 14, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs

Re:   National Tax Credit Partners, L.P.
      Form 10-KSB for the year ended December 31, 2004 File No. 0-18541

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to National Tax Credit Partners, L.P., a California limited partnership (the "Partnership"), in a letter dated June 15, 2005, which was sent in response to the Partnership's June 9, 2005 response to the Staff's second comment letter dated May 25, 2005, which was sent in response to the Partnership's May 10, 2005 response to the Staff's original comment letter dated April 26, 2005. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter dated June 15, 2005.

As discussed more fully below, the Partnership determined that its evaluation of paragraph 5(c) of FIN 46R did not properly take into account the guidance in footnote 11 to FIN 46R as it applies to two local limited partnerships in which a related party is the general partner. As a result, the Partnership has determined that the two local limited partnerships are variable interest entities. This matter and the Partnership's plan to revise its disclosure in future filings are described below following the Partnership's responses to the Staff's comments.


                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1 - Summary of Partnership Organization and Significant Accounting
Policies

Recent Accounting Pronouncements

1. Comment: We have reviewed your response to comment 2 in our letter dated May 25, 2005. Please address the following additional items:
o Tell us the name of the general partner of the local limited partnerships and if they are currently consolidating the variable interest entities.
o Please provide us with a representative excerpt from the local limited partnerships agreements that discuss the fact that the general partner is prohibited from selling, assigning, transferring, mortgaging, pledging or otherwise encumbering or disposing of its interests and identifies the parties with the related consent rights.

     Response: The accompanying Exhibit A provides the name of the general partner of each of the local limited partnerships and the Partnership's understanding of whether the general partner is consolidating the respective variable interest entity ("VIE"). Several of the general partners of the local limited partnerships are not affiliates of the Partnership and have not informed the Partnership of their accounting policies with respect to their investments in the local limited partnerships.

     The accompanying Exhibit B provides a representative excerpt from the local limited partnership agreement for an investee of the Partnership with an administrative general partner and for an investee of the Partnership without an administrative general partner, which excerpts describe the restriction on the general partner's ability to sell, assign, transfer, mortgage, pledge or otherwise encumber or dispose of its interest in the local limited partnership.

2. Comment: In your response you list a number of indicators that you believe make the general partner the principal and the limited partner the agent. A number of the indicators related to the general partner appear to be the role of a management company. In addition, under the terms of the partnership agreement, the general partner is prohibited from selling, transferring, or encumbering its interest in the partnership without the approval of the limited partner. This also appears to indicate that the general partner is the agent. Tell us how you addressed the above factors in determining which party was the principal and agent and also discuss any kick-out rights that the limited partner possesses.

     Response: Paragraph 17(b) requires consideration of "The relationship and significance of the activities of the variable interest entity to various parties within the related party group" in making the determination of which party within the related party group is most closely associated with the VIE. The rights and obligations of the general partners listed in the Partnership's response dated June 9, 2005 are detailed in Articles V and VIII of the local limited partnership agreements. These rights and obligations are granted to the general partner and not to the management company. The Partnership concluded that these rights and obligations granted to the general partners were factors that strongly indicated the general partners are the parties most closely associated with the local limited partnerships.

     Under the terms of the local limited partnership agreements, the general partner is prohibited from selling, transferring or encumbering its interest in the local limited partnerships without the consent of the administrative general partner. For those local limited partnerships without an administrative general partner, this right has either been eliminated or the limited partner (the Partnership) is provided a right of consent with respect to the general partner's sale, transfer or encumbering of its interest.

     The Partnership recognizes that the requirement of limited partner consent to the general partner's sale, transfer or encumbering of its interest is a factor that could be interpreted to indicate that the limited partner is the principal and the general partner is the agent. The Partnership considered this factor in its determination under paragraph 17 of FIN 46R of the party that is most closely associated with the local limited partnerships.

     The local limited partnership agreements provide the following with respect to "material defaults" that provide the administrative general partner with the right but not the obligation to remove the general partner and appoint itself or any of its affiliates to succeed such general partner if:

o The general partner materially violates its fiduciary responsibilities as general partner of the partnership;
o The general partner is in material breach of the local limited partnership agreement or any related document for ten days after notice has been given by the administrative general partner, subject to reasonable time periods provided for the general partner to cure such breach;
o The general partner willfully violates any law, regulation or order applicable to the partnership which has or may have a material adverse effect on the partnership or the apartment complex;
o     The general partner becomes bankrupt;
o The partnership is in material breach of any project document or any other material agreement or document affecting the partnership;
o The partnership at any time after rental achievement has realized cash flow of less than a designated amount; or
o The partnership has had less than a designated percentage of the apartment units in the apartment complex eligible to receive tax credits, or the qualified basis of the apartment complex has been less than the basis at the close of the preceding year, or the total amount of tax credits is less than a designated amount through the compliance period.

     In the event the administrative general partner does not act with respect to one of the above events occurring, the limited partner (the Partnership) has the right upon a majority vote of its limited partners, to cause the administrative general partner of the local limited partnership to remove the general partner and appoint the administrative general partner or one of its affiliates as successor general partner of the local limited partnership.

     The Partnership believes that the limited partner rights to remove a general partner without cause would be a factor indicating that the general partner is the agent of the limited partner. However, the rights described above may be exercised only in the event of a breach or material default of a specific obligation. These rights are protective in nature and do not indicate that the general partner is the agent of the limited partner.

     In summary, the factors noted above do not conclusively indicate which party is principal or agent in the de facto agency relationship that is deemed to exist under paragraph 16 of FIN 46R. As discussed in the Partnership's response dated June 9, 2005, the Partnership believes the general partner has characteristics commonly associated with the principal.

  Revised Determination of VIEs and Planned Future Disclosure

  In connection with its consideration of the Staff's comments, the Partnership has determined that it did not properly apply paragraph 5(c) of FIN 46R in determining whether certain local limited partnerships are VIEs. This misapplication involves two local limited partnerships where the general partner is a subsidiary of National Partnership Investments Corp. ("NAPICO"), the general partner of the Partnership. The Partnership previously determined that the condition in paragraph 5(c)(ii) was not met because the activities of the local limited partnership involve or are conducted on behalf of the NAPICO subsidiary, the general partner, as well as the Partnership, the limited partner with disproportionately few voting rights. This determination did not properly consider footnote 11 to paragraph 5(c) of FIN 46R, which states in part "activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor". We have now concluded that substantially all of the activities of the local limited partnership should have been treated as if they involve or are conducted on behalf of the Partnership. Consequently, the local limited partnerships meet both conditions in paragraph 5(c) and are VIEs.

  The Partnership has considered the requirements of paragraphs 16 and 17 of FIN 46R and determined that the general partner is the member of the related party group that is most closely associated with, and therefore is the primary beneficiary of, the local limited partnerships that the Partnership now considers to be VIEs based on the Partnership's reconsideration of paragraph 5(c). Accordingly, the Partnership should not consolidate the VIEs and the basic financial statements are not affected by the Partnership's determination that the local limited partnerships are VIEs.


  The Partnership will revise its disclosure of significant accounting policies in future filings to include information required by paragraph 24 of FIN 46R as it applies to the two additional local limited partnerships that were determined to be VIEs.

                        *     *     *     *     *

  As requested by the Staff in its letter dated April 26, 2005, the Partnership again acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


  If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                    Sincerely,


                                    /s/ David R. Robertson

                                    David R. Robertson
                                    President and Chief Executive Officer
                                    National  Partnership  Investments  Corp.,
                                    the  general   partner  of  National   Tax
                                    Credit Partners, L.P.

Exhibit A - Schedule of General Partners of the Local Limited Partnerships

                                                                          GP an        GP
                                                                          AIMCO
Registrant     Local Limited Partnership     General Partner (GP) (1)   Affiliate Consolidating

NTCP        Comfed Qualified Housing LP XII Commercial Federal Realty      No       Unknown
                                            Investors Corp.
NTCP        Countryview Columbus, Ltd.      NTC, Inc.                      Yes        No
NTCP        Dickens Associates II           D. Egidi                       No       Unknown
NTCP        Glenark Associates LP           Rhode Island Housing &         No       Unknown
                                            Mortgage Finance Corp.
NTCP        Summit Tax Credit Properties    NTC, Inc.                      Yes        No
            I, LP
NTCP        Summit Tax Credit Properties    NTC, Inc.                      Yes        No
            II, LP
NTCP        Summit Tax Credit Properties    NTC, Inc.                      Yes        No
            III, LP
NTCP        Tyrone Elderly Limited          NTC, Inc.                      Yes        No
            Partnership
NTCP        Vinton Park/School LP           Roseland Redevelopment         No       Unknown
                                            Company



(1)   General Partner of the Local Limited Partnership

Exhibit B - Representative Local Limited Partnership Agreement Excerpts

Com Fed Qualified Housing LP XII (Administrative General Partner exists)

11.1  Withdrawal.
A. The Operating General Partner may not Withdraw (other than an Involuntary Withdrawal) from the Partnership or Assign, pledge or encumber all or any part of its Interest without the Consent of the Administrative General Partner, and, to the extent required, of each Authority and each Lender. The consent of the Limited Partner shall not be required.

Definitions.
"Assignment" means a valid sale, exchange, transfer or other disposition of all or any portion of an Interest. "Assignor" means a Partner who makes an Assignment and "Assignee" means a person who receives an Assignment.

"Withdrawing" or "Withdrawal" (including the verb form "Withdraw" and the adjectival form "Withdrawn") means, as to the Operating General Partner, the occurrence of the death, adjudication of insanity or incompetence, Bankruptcy, dissolution or liquidation of such Partner, or the withdrawal, removal or retirement from the Partnership of such Partner for any reason, including any Assignment of its Interest and those situations when a General Partner may no longer continue as a General Partner by reason of any law or pursuant to any terms of this Agreement.


Tyrone Elderly Limited Partnership (No Administrative General Partner exists)

11.1  Withdrawal.
A. The Operating General Partner may not Withdraw (other than an Involuntary Withdrawal) from the Partnership or Assign, pledge or encumber all or any part of its Interest without the Consent of the Limited Partner, and, to the extent required, of each Authority and each Lender.

Definitions.
"Assignment" means a valid sale, exchange, transfer or other disposition of all or any portion of an Interest. "Assignor" means a Partner who makes an Assignment and "Assignee" means a person who receives an Assignment.

"Withdrawing" or "Withdrawal" (including the verb form "Withdraw" and the adjectival form "Withdrawn") means, as to the Operating General Partner, the occurrence of the death, adjudication of insanity or incompetence, Bankruptcy, dissolution or liquidation of such Partner, or the withdrawal, removal or retirement from the Partnership of such Partner for any reason, including any Assignment of its Interest and those situations when a General Partner may no longer continue as a General Partner by reason of any law or pursuant to any terms of this Agreement.